Sub-Item 77K

                  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

                 AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)

                    INVESCO INTERNATIONAL GROWTH EQUITY FUND



The Fund is a new fund that was formed to acquire the assets and liabilities of a predecessor fund in a shell fund reorganization (the "Reorganization"). PricewaterhouseCoopers LLP ("PWC") was appointed as the independent registered public accounting firm of the Fund for the fiscal year ending December 31, 2010.

The predecessor fund's financial statements were audited by a different independent registered public accounting firm (the "Prior Auditor").

Effective June 1, 2010, the Prior Auditor resigned as the independent registered public accounting firm of the predecessor fund. The Prior Auditor's report on the financial statements of the predecessor fund for the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period the Prior Auditor was engaged, there were no disagreements with the Prior Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Prior Auditor's satisfaction, would have caused it to make reference to that matter in connection with its report.


(Letter dated August 30, 2010 from Ernst & Young LLP is attached as Attachment A to this exhibit.)

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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Ladies and Gentlemen:

We have read Sub-item 77K of Form N-SAR dated August 27, 2010, of AIM Investment Funds (Invesco Investment Funds), which includes Invesco International Growth Equity Fund, and are in agreement with the statements contained in paragraphs 3 and 4 therein, in relation to the aforementioned fund. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,
/s/ Ernst & Young LLP